April 10, 2019

David Wagner
Chief Executive Officer
ZIX CORPORATION
2711 North Haskell Avenue
Suite 2200, LB 36
Dallas, TX 75204

       Re: ZIX CORPORATION
           Preliminary Proxy Statement on Schedule 14A
           Filed March 29, 2019
           File no. 000-17995

Dear Mr. Wagner:

      We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement

General

1. Please provide the information required by Item 14 of Schedule 14A with respect to the
      AppRiver transaction or tell us why you believe this information is not required. Please refer to Item 14 and Note A of Schedule 14A.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Wagner
ZIX CORPORATION
April 10, 2019
Page 2

       Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Folake Ayoola,
Special Counsel, at (202) 551-3673 with any questions.



                                                         Sincerely,
FirstName LastNameDavid Wagner
                                                         Division of
Corporation Finance
Comapany NameZIX CORPORATION
                                                         Office of Information
Technologies
April 10, 2019 Page 2                                    and Services
FirstName LastName